SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.    )

Hemagen Diagnostics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

423501 105

(CUSIP Number)

Gary P. Kreider, Esq.
Keating, Muething & Klekamp, P.L.L.
One East Fourth Street, 14th Floor
Cincinnati, Ohio 45202
(513) 579-6411

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 23, 2002

(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

(Continued on the following pages)
CUSIP No. 423501 105                                           Page 2 of 5 Pages
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          William P. Hales
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b)

--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
---------------------------- ------- -------------------------------------------
                       7      SOLE VOTING POWER

                              1,577,207
  NUMBER OF           ------- --------------------------------------------------
   SHARES              8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    -0-
    EACH              ------- --------------------------------------------------
  REPORTING            9      SOLE DISPOSITIVE POWER
 PERSON WITH
                              1,577,207
                      ------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              -0-
---------------------------- ------- -------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,577,207
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [ ]
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.10%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.    Security and Issuer.

      This Schedule 13D relates to the Common Stock of Hemagen Diagnostics, Inc., a Delaware corporation. Hemagen's principal executive offices are located at 9033 Red Branch Road, Columbia, Maryland 21045.

Item 2.    Identity and Background.

               William P. Hales

(a)	William P. Hales.

(b)	408 West 57th Street, 4A, New York, New York 10019.

(c)	Mr. Hales serves as Hemagen's President & CEO and is a member of its Board of Directors.

(d)	Mr. Hales, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)

Mr. Hales, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Hales being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration.

         Mr. Hales utilized personal funds in connection with acquisitions to date of the Common Stock.

Item 4.    Purpose of Transaction.

         Mr. Hales has made this filing to reflect his individual equity interest in Hemagen. He holds this position as an investment and in relation to his position as President & CEO, and a Director of Hemagen. He may acquire additional securities of Hemagen from time to time and also may make dispositions of that stock depending upon circumstances.

         Mr. Hales' ownership position was previously reflected in a joint filing on Schedule 13D with Redwood Holdings, Inc. and persons associated with it.

        Except as set forth above, Mr. Hales does not have any plans or proposals which relate to or would result in:

4.1	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

4.2	An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

4.3	A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

4.4	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

4.5	Any material change in the present capitalization or dividend policy of the issuer;

4.6	Any other material change in the issuer's business or corporate structure;

4.7	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

4.8

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

4.9	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

4.10	Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

               William P. Hales

(a)(b)

See page 2, nos. 7, 9, 11 & 13 which each consist of 430,200 shares of Common Stock, warrants expiring April 30, 2003 to purchase 80,000 shares of Common Stock, options to purchase 967,007 shares of Common Stock and notes convertible into 100,000 shares of Common Stock.

(c)	On April 30, 2002, Mr. Hales sold in the open market Common Stock purchase warrants expiring April 30, 2002 covering the purchase of 79,500 shares for $1,510.

(d)	None

(e)	Not Applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

               None

Item 7.    Material to be filed as Exhibits.

1.	Power of Attorney executed in connection with filings under the Securities Exchange Act of 1934

Dated: May 23, 2002	*/s/William P. Hales William P. Hales

EXHIBIT 1

POWER OF ATTORNEY

         I, WILLIAM P. HALES, hereby appoint GARY P. KREIDER and F. MARK REUTER, or either of them, as my true and lawful attorney-in-fact to sign on my behalf individually and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Section 13(d) of the Securities and Exchange Act of 1934.

         IN WITNESS WHEREOF, I have hereunto set my hand this 23rd day of May, 2002.

/s/William P. Hales WILLIAM P. HALES